


POTLUCK PRODUCTIONS



Dan Damman · 3rd

Co-Founder at PotluckProductions

San Francisco, California, United States ·

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🅿 **PotluckProductions**

Experience



Co-Founder

PotluckProductions · Full-time

May 2004 – Present · 17 yrs 3 mos

San Francisco, California, United States

Produce motion pictures and web videos for ourselves and Bay Area companies. Often serious and sometimes comedic. Currently producing a feature comedy - The Yogi™ and a short film to be shot in March 2020.

Co Founder

FiveSteps Forward Media

May 2004 – Present · 17 yrs 3 mos

San Francisco Bay Area

   **FSF_logo**

Head Of Production

SportsID

Jan 1999 – Jan 2003 · 4 yrs 1 mo

San Francisco Bay Area



Assistant Editor

ROUGH HOUSE • San Francisco

Jan 1997 – Jan 1999 · 2 yrs 1 mo

San Francisco Bay Area

Skills & endorsements

Improvisation

Video

Entertainment

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Interests



PotluckProductions

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